UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the quarterly period ended December 31, 2011

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On January 31, 2012, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter and year ended December 31, 2011. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

We use a free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our business has been paid. This provides management with supplemental information about our liquidity needs. We calculate free cash flow as net cash from operating activities less the cash used to purchase property, plant and equipment. Free cash flow should be considered in addition to and not as a substitute for cash flow or other measures of liquidity and financial performance prepared in accordance with GAAP.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers Chief Financial Officer

Date: February 9, 2012

4

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated January 31, 2012

5

Exhibit 99.1

QIAGEN Reports Fourth Quarter and Full-Year 2011 Results

•	Strong performance in fourth quarter of 2011: Net sales increase 17% (+17% CER) to $334.4 million on double-digit growth across all regions; adjusted EPS rises 19% to $0.31

•	Significant progress on strategic initiatives to drive growth and innovation:

o	Driving platform success: More than 550 QIAsymphony systems installed by year-end 2011 with a strong pipeline for 2012; QIAensemble Decapper automation unit launched

o	Adding content: Expanding biomarker portfolio in Personalized Healthcare; products from Cellestis and Ipsogen acquisitions contribute to growth in second half of 2011

o	Broadening geographic presence: Dynamic expansion in high-growth markets

o	Growing effectively: Efficiency project launched in late 2011 with pre-tax savings goal of $50 million in 2012, reallocating resources to drive adjusted margin growth in 2013

•	QIAGEN expects to deliver sales and adjusted earnings growth at a faster pace in 2012

Venlo, The Netherlands, January 31, 2012 – QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) has announced results of operations for the fourth quarter and full-year 2011, making significant progress on strategic initiatives to drive growth and innovation.

Net sales in the fourth quarter advanced 17% (+17% at constant exchange rates, or CER) to $334.4 million from the fourth quarter of 2010. Adjusted operating income in the quarter grew 16% to $95.6 million compared to the fourth quarter of 2010 as the adjusted operating income margin was steady at 29% of net sales. Adjusted diluted earnings per share (EPS) rose to $0.31 in the fourth quarter of 2011 from $0.26 in the same quarter of 2010. Results for the fourth quarter of 2011 included a restructuring charge of $75 million for a project announced in November to enhance productivity by streamlining the organization and freeing up resources for reallocation to strategic initiatives.

Full-year 2011 net sales rose 8% (+4% CER) to $1,169.7 million from $1,087.4 million in 2010. Adjusted operating income in 2011 was up 4% to $319.6 million from $308.2 million a year earlier, while adjusted diluted EPS were $0.98 compared to $0.93 in 2010.

“We are pleased with our performance in the fourth quarter of 2011, ending the year with strong growth in all areas of our business. We made significant progress in 2011 on our strategic initiatives, delivering growth at a faster pace in the second half of the year while increasing sales in Molecular Diagnostics, Applied Testing, Pharma and Academia. In particular, we are expanding our leadership in Personalized Healthcare and setting new standards for laboratory automation with the successful QIAsymphony system rollout,” said Peer Schatz, Chief Executive Officer of QIAGEN N.V. “With the positive momentum we are experiencing, we expect to accelerate growth to a faster pace in 2012 than in 2011 while taking a conservative view on macroeconomic challenges and on the budget funding environment. As we intensify our focus on growth areas across all of our customer classes, we look forward to building momentum and advancing QIAGEN’s position in 2012 as a global leader in molecular technologies.”

Fourth quarter 2011 results

	1,169.7	1,169.7	1,169.7	1,169.7
Fourth Quarter 2011			Change
In $ millions, except per share information	Q4 2011	Q4 2010	$	CER
Net sales	334.4	286.0	17%	17%
Operating income, adjusted	95.6	82.4	16%
Net income, adjusted	73.6	62.0	19%
EPS, adjusted ($)	0.31	0.26

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales grew 17% to $334.4 million in the fourth quarter of 2011 from $286.0 million in the 2010 quarter. Total sales rose 17% CER, with organic growth contributing 11 percentage points and the contributions of Cellestis (as of August 29) and Ipsogen (as of July 12) providing six percentage points. Currency movements had no net impact on the reported sales growth.

Operating income for the fourth quarter of 2011, which included a restructuring charge of $75 million, amounted to a loss of $19.6 million, compared to income of $50.8 million in the same period of 2010. Adjusted operating income, which excludes one-time items, equity-based compensation and the amortization of intangible assets, rose 16% to $95.6 million from $82.4 million in the fourth quarter of 2010.

Net loss attributable to owners of QIAGEN N.V. was $0.4 million compared to net income of $36.3 million in the fourth quarter of 2010, while adjusted net income attributable to owners of QIAGEN N.V. rose 19% to $73.6 million in the fourth quarter of 2011 from $62.0 million in the year-earlier period.

Diluted EPS in the fourth quarter of 2011 were $0.00 (based on 236.7 million diluted shares) compared to $0.15 in the same period of 2010 (based on 239.4 million diluted shares). Adjusted diluted EPS were $0.31 compared to $0.26 in the same quarter of 2010.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“We achieved double-digit organic growth in the fourth quarter of 2011, led by especially strong results in Molecular Diagnostics. Strong underlying growth was also further supported by the timing of an HPV tender delivered at the end of the year. Applied Testing delivered a markedly improved performance, and we were pleased with the contributions of Pharma and Academia despite an uncertain funding environment,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “As we maintain our focus on accelerating sales and adjusted earnings growth rates, our solid financial position provides us with significant flexibility to help improve our performance through targeted acquisitions and R&D investments. The efficiency actions launched in late 2011, which are moving ahead of our initial projections, will further strengthen QIAGEN and provide effective and efficient resource allocations to support our strategic initiatives.”

Full-year 2011 results

	1,169.7	1,169.7	1,169.7	1,169.7
Full-Year 2011			Change
In $ millions, except per share information	FY 2011	FY 2010	$	CER
Net sales	1,169.7	1,087.4	8%	4%
Operating income, adjusted	319.6	308.2	4%
Net income, adjusted	234.4	222.7	5%
EPS, adjusted ($)	0.98	0.93

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

For the full-year 2011, net sales rose 8% to $1,169.7 million compared to $1,087.4 million in 2010. Total sales grew 4% at constant exchange rates, with organic sales and acquisitions each contributing two percentage points. Favorable currency movements added four percentage points in reported sales growth.

Operating income in 2011 was $99.6 million, a 47% decline from $188.5 million in 2010, primarily due to the impact of a restructuring-related charge in the fourth quarter of 2011 as well as one-time charges related to the acquisitions of Cellestis and Ipsogen. Adjusted operating income, which excludes one-time items, equity-based compensation and the amortization of intangible assets, rose 4% to $319.6 million from $308.2 million in 2010.

Net income attributable to owners of QIAGEN N.V. was $96.0 million in 2011, down 33% from $144.3 million in 2010, while adjusted net income attributable to owners of QIAGEN N.V. grew 5% to $234.4 million from $222.7 million in the prior year.

Diluted EPS in 2011 declined to $0.40 (based on 239.1 million diluted shares) compared to $0.60 (based on 240.5 million diluted shares) in 2010, while adjusted diluted EPS rose to $0.98 in 2011 from $0.93 in 2010.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

Business review

Geographic regions

All geographic regions delivered double-digit CER growth in the fourth quarter of 2011, led by Europe / Middle East / Africa (36% of net sales, +22% CER) and driven by the rollout of the QIAsymphony automation system. Results in the Americas (46% of net sales, +16% CER) benefited from double-digit growth in Molecular Diagnostics and Applied Testing. The Asia-Pacific / Japan region (18% of net sales, +18% CER) had growth contributions from Pharma, Molecular Diagnostics and Applied Testing.

Product categories

Consumables and related revenues (85% of net sales, +18% CER) rose at a solid pace in all customer classes in the fourth quarter of 2011. For the full-year 2011, consumables and related revenues rose 5% CER and represented 87% of net sales compared to 2010. Instrument sales (15% of net sales, +11% CER) were supported by targeted initiatives across QIAGEN’s broad product portfolio. QIAsymphony placements contributed to growth in cash sales as well as growing pro-rata contributions under multiyear reagent rental agreements implemented since the launch of the full QIAsymphony RGQ system in late 2010. Full-year 2011 instrument sales rose 1% CER compared to 2010 and represented 13% of net sales.

Customer classes

Among the performances in QIAGEN’s four customer classes (based on total sales results that include organic growth and acquisitions at CER):

Molecular Diagnostics (Q4 2011: 50% of net sales, +30% CER) delivered a dynamic double-digit expansion. Profiling was led by the global rollout of the QIAsymphony automation platform and increasing use of QIAGEN’s extensive and expanding testing portfolio in Europe (in particular in virology, including in HIV, HCV and HBV testing) and other markets outside the U.S. Personalized Healthcare advanced at a rapid double-digit pace on significantly higher companion diagnostic test sales as well as contributions from milestone payments for co-development projects with pharmaceutical companies. In Prevention, global HPV (human papillomavirus) testing sales grew at a double-digit pace, helped by a national HPV tender in the Americas that was delivered in the fourth quarter of 2011, plus growth in other international markets. U.S. HPV sales were stable compared to the fourth quarter of 2010, as a modest improvement in volume offset the pricing effects of multiyear agreements implemented with many customers. Significant contributions from the acquisitions in the second half of 2011 of Cellestis (QuantiFERON-TB Gold test for latent TB) and Ipsogen (blood cancer biomarker and test portfolio) further contributed to total sales growth. Full-year 2011 Molecular Diagnostics sales rose 7% CER and represented 47% of net sales.

Applied Testing (Q4 2011: 7% of net sales, +18% CER) grew on significantly higher instrument sales compared to the fourth quarter of 2010. Consumable product sales improved at a double-digit pace, led by human identification and forensics products and spurred by the introduction of new European standards, as well as contributions from new veterinary testing and food safety products. Full-year 2011 Applied Testing sales rose 1% CER and represented 7% of net sales.

Pharma (Q4 2011: 19% of net sales, +8% CER) showed healthy sales growth for instruments and consumables, led by demand for products used in oncology research as well as the GeneGlobe portfolio of molecular pathway analysis products. Also contributing was ongoing expansion of Certal products used on QIAsymphony for quality control in biopharmaceutical processing. Full-year 2011 Pharma sales rose 4% CER and represented 20% of net sales.

Academia (Q4 2011: 24% of net sales, +3% CER) generated single-digit sales growth in both consumable kits and instruments in the fourth quarter of 2011, benefiting from initiatives in the second half of 2011 to accelerate growth in this customer class. Europe and Asia-Pacific / Japan delivered single-digit CER growth, while sales in the Americas were flat amid ongoing budget uncertainty and cautious spending. Full-year Academia sales rose 2% CER and represented 26% of net sales.

Building momentum for growth in 2012

QIAGEN continues to make good progress on strategic initiatives to drive growth and innovation, as demonstrated by the stronger performance in the second half of 2011 with 9% CER total sales growth over the same period in 2010. QIAGEN intends to build on this momentum and accelerate full-year growth in 2012 compared to 2011, leveraging its leadership in Sample & Assay Technologies by (1) driving platform success, especially the rollout of QIAsymphony RGQ; (2) adding content to these platforms across all customer classes; (3) broadening its geographic presence in high-growth markets; and (4) growing efficiently and effectively.

QIAsymphony RGQ is a breakthrough modular platform that has started a new era of laboratory automation and workflow consolidation. This flagship instrument is expected to be a key growth driver during the next decade and support global expansion in all customer classes, particularly Molecular Diagnostics. QIAGEN achieved its year-end 2011 goal of more than 550 QIAsymphony systems installed worldwide, and has set a new goal to reach more than 750 installed systems by the end of 2012. Customer demand is very strong for QIAsymphony given its many features, including its status as the industry’s first automation system that can process both commercial assays and a broad array of laboratory-developed tests from sample to clinical result. Also in late 2011, QIAGEN introduced the novel QIAensemble Decapper, which is the first system automating the tedious process of manually handling clinical liquid sample vials.

Building on the QIAsymphony success, QIAGEN is adding high-value content for use on its automated systems, particularly novel biomarkers and companion diagnostics for use in Personalized Healthcare as well as by customers in Pharma and Academia:

•

Two separate U.S. regulatory submissions are under review for QIAGEN’s therascreen KRAS assay as companion diagnostics for use in combination with two medicines for treatment of patients with metastatic colorectal cancer. These submissions were completed in July and August 2011, marking the first regulatory submissions by QIAGEN for companion diagnostics in the U.S. Discussions with the FDA are progressing well.

•

A further milestone in the Personalized Healthcare strategy was achieved in December 2011 with the regulatory approval of the therascreen EGFR mutation detection kit in Japan, which built on the country’s approval of the therascreen KRAS assay in April 2011. Both tests have been shown to play an important role in guiding cancer treatment decisions. Japan is one of the largest markets for companion diagnostic tests, with a combined potential patient population for EGFR and KRAS testing estimated at approximately 100,000 per year.

•

At the end of 2011, QIAGEN held an 89% stake in Ipsogen S.A. (Alternext:ALIPS), a French company that is a pioneer in molecular testing for leukemia and other blood cancers. Ipsogen products are based on a rich intellectual property portfolio that includes 15 biomarkers such as JAK2, for which QIAGEN plans to develop a companion diagnostic in collaboration with Eli Lilly & Company. In July 2011 QIAGEN announced its acquisition of a majority stake in Ipsogen, and subsequently increased its holding through a public offer to acquire all remaining shares. QIAGEN intends to fully acquire Ipsogen through future public offers.

•

In January 2012, QIAGEN reached agreements to acquire worldwide exclusive rights to three biomarkers expected to play important roles in personalizing treatment of various cancers. A strategic co-development partnership and licensing agreement with Insight Genetics, Inc. covers a genetic test for the ALK (anaplastic lymphoma kinase) biomarker, a promising target for a novel class of lung cancer drugs. In a separate agreement between Ipsogen and Personal Genome Diagnostics Inc., QIAGEN acquired exclusive rights to testing for mutations of the IDH1 and IDH2 genes, implicated in brain cancers, acute myelogenous leukemia (AML) and certain other malignancies. QIAGEN plans to provide these biomarker assays to researchers and to develop companion diagnostics for use with new medicines.

QIAGEN also added novel content to its portfolio through the acquisition of Cellestis Limited in August 2011, gaining access to a breakthrough “pre-molecular” technology for diagnosing diseases earlier than possible with other diagnostic methods. The QuantiFERON-TB Gold (QFT) test for latent tuberculosis (TB), which is approved and recommended in national guidelines in many developed countries (including U.S., Europe and Japan), had pro forma full-year net sales of approximately $55 million in 2011 and grew at a strong double-digit CER pace. Building on that success, QIAGEN intends to submit two tests for U.S. regulatory approval in 2012 for detection of the cytomegalovirus (CMV): the QuantiFERON-CMV test and a complementary DNA-based molecular diagnostic test.

QIAGEN is expanding its geographic presence after beginning direct sales in India and Taiwan during 2011. The top seven emerging markets (Brazil, Russia, India, China, South Korea, Mexico and Turkey) represented 12% of net sales in 2011 and generated 21% CER growth compared to 2010. Key areas under consideration for expansion are in Eastern Europe, Latin America and Asia.

To grow more efficiently and effectively, QIAGEN launched a project in November 2011 to enhance productivity and free up resources for reallocation to strategic initiatives. Initial actions have focused on eliminating organizational layers, overlapping structures and duplication between global, regional and local activities. As part of this project, R&D activities will focus on high-growth areas in all customer classes. QIAGEN also plans to optimize capacity utilization at selected sites and capture savings from shared service functions. As a result of these reallocations and efficiency programs, the number of positions in QIAGEN’s worldwide workforce is being reduced by approximately 8-10%, with the vast majority of actions completed by the end of January 2012. Annual pre-tax cost savings of approximately $50 million are expected to be created in 2012, with the majority to be reinvested.

These actions are expected to drive improvement in the adjusted operating income margin in 2013. A pre-tax restructuring charge of approximately $75 million was taken in the fourth quarter of 2011, of which approximately 40% was cash-related. As previously announced, QIAGEN plans to take a restructuring charge in 2012 for additional restructuring measures related to this program.

2012 outlook

QIAGEN has set a goal to accelerate sales and adjusted earnings growth in 2012, building on the progress on strategic initiatives during 2011. For the full year, total net sales are expected to rise approximately 6-8% CER on a mix of organic growth and contributions from the Cellestis and Ipsogen acquisitions in 2011. Based on year-end 2011 foreign exchange rates, reported sales results are expected to be adversely affected by currency movements. Adjusted diluted earnings per share (EPS) are expected to rise to approximately $1.03 - 1.05 for full-year 2012. These expectations do not take into account any acquisitions that could be completed during the year.

Conference Call and Webcast Details

Information on QIAGEN’s performance will be presented during a conference call on Wednesday, February 1, 2012, at 9:30 ET / 14:30 GMT / 15:30 CET. The corresponding presentation slides will be available for download shortly before the event at www.qiagen.com/goto/ConferenceCall, and a webcast will be available at this website. A replay will also be made available on this website.

Use of Adjusted Results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. These adjusted results include adjusted gross profit, adjusted operating income, adjusted net income attributable to owners of QIAGEN N.V. and adjusted diluted EPS. In addition, QIAGEN provides information on free cash flow, which it defines as net cash provided by operating activities minus purchases of property and equipment. Adjusted results are non-GAAP financial measures that the company believes should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. QIAGEN believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with its competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of Sample & Assay Technologies that are used to transform biological materials into valuable molecular information. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are then used to make these isolated biomolecules visible and ready for interpretation. QIAGEN markets more than 500 products around the world, selling both consumable kits and automation systems to customers through four customer classes: Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharmaceutical and biotechnology companies) and Academia (life sciences research). As of December 31, 2011, QIAGEN employed approximately 3,900 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women’s health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of QIAGEN’s new products, the consummation of acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Corporate Communications

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
+1 301 240 686 2222
Albert F. Fleury	+1 301 944 7028
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended December 31,
(In $ thousands, except per share data)	2011	2010
Net sales	334,420	286,032
Cost of sales	132,701	97,008

Gross profit	201,719	189,024

Operating expenses:
Research and development	32,814	34,039
Sales and marketing	82,319	69,852
General and administrative, integration and other	98,592	28,747
Acquisition-related intangible amortization	7,603	5,614

Total operating expenses	221,328	138,252

(Loss) income from operations	(19,609)	50,772

Other income (expense):
Interest income	1,189	1,040
Interest expense	(5,877)	(6,912)
Other income, net	2,244	474

Total other income (expense)	(2,444)	(5,398)

(Loss) income before provision for income taxes	(22,053)	45,374
Provision for income taxes	(21,263)	9,084

Net (loss) income	(790)	36,290

Net (loss) attributable to non-controlling interest	(412)	—

Net (loss) income attributable to the owners of QIAGEN N. V.	(378)	36,290

Weighted average number of diluted common shares	236,669	239,393

Diluted net income per common share attributable to the owners of QIAGEN N. V.	$0.00	$0.15

Diluted net income per common share attributable to the owners of QIAGEN N. V. (adjusted)	$0.31	$0.26

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Twelve months ended December 31,
(In $ thousands, except per share data)	2011	2010
Net sales	1,169,747	1,087,431
Cost of sales	419,938	371,869

Gross profit	749,809	715,562

Operating expenses:
Research and development	130,636	126,040
Sales and marketing	307,332	267,484
General and administrative, integration and other	185,507	110,009
Acquisition-related intangible amortization	26,746	23,492

Total operating expenses	650,221	527,025

Income from operations	99,588	188,537

Other income (expense):
Interest income	6,128	4,457
Interest expense	(25,358)	(27,815)
Other income, net	15,854	7,942

Total other income (expense)	(3,376)	(15,416)

Income before provision for income taxes	96,212	173,121
Provision for income taxes	1,263	28,810

Net income	94,949	144,311

Net (loss) attributable to non-controlling interest	(1,089)	—

Net income attributable to the owners of QIAGEN N. V.	96,038	144,311

Weighted average number of diluted common shares	239,064	240,483

Diluted net income per common share attributable to the owners of QIAGEN N. V.	$0.40	$0.60

Diluted net income per common share attributable to the owners of QIAGEN N. V. (adjusted)	$0.98	$0.93

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	December 31, 2011	December 31, 2010
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	221,133	828,407
Short-term investments	54,577	106,077
Accounts receivable, net	230,770	197,418
Income taxes receivable	19,009	10,920
Inventories, net	132,236	126,633
Prepaid expenses and other	59,055	64,402
Deferred income taxes	31,652	30,731

Total current assets	748,432	1,364,588

Long-Term Assets:
Property, plant and equipment, net	371,792	345,664
Goodwill	1,733,722	1,352,281
Intangible assets, net	819,487	753,327
Deferred income taxes	26,866	37,182
Other assets	56,154	60,953

Total long-term assets	3,008,021	2,549,407

Total assets	3,756,453	3,913,995

Liabilities and Equity

Current Liabilities:
Short-term loans	142,329	—
Accounts payable	59,848	47,803
Accrued and other liabilities	213,769	209,054
Income taxes payable	31,211	25,211
Current portion of long-term debt	1,617	75,835
Deferred income taxes	32,883	30,504

Total current liabilities	481,657	388,407

Long-Term Liabilities:
Long-term debt, net of current portion	446,005	797,171
Deferred income taxes	207,112	200,667
Other liabilities	63,881	51,397

Total long-term liabilities	716,998	1,049,235

Equity:
Common shares, EUR .01 par value:
Authorized—410,000 shares
Issued and outstanding—234,221 shares in 2011 and 233,115 shares in 2010	2,739	2,724
Additional paid-in capital	1,673,733	1,648,985
Retained earnings	855,928	759,890
Accumulated other comprehensive income	15,904	64,754

Equity attributable to shareholders of QIAGEN N. V.	2,548,304	2,476,353
Non-controlling interest	9,494	—

Total equity	2,557,798	2,476,353

Total liabilities and equity	3,756,453	3,913,995

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended December 31,2011 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	334.4	201.7	(19.6)	(22.1)	21.3	(0.4)	$0.00

Adjustments:

Business integration, acquisition related and restructuring costs	—	8.4	83.0	83.0	(29.2)	53.8	0.23
Purchased intangibles amortization	—	18.8	26.4	26.4	(9.2)	17.2	0.07
Share-based compensation	—	0.4	5.2	5.2	(1.2)	4.0	0.02
Other non-recurring income and expense	—	—	0.6	1.2	(2.2)	(1.0)	(0.01)

Total adjustments	—	27.6	115.2	115.8	(41.8)	74.0	0.31

Adjusted results	334.4	229.3	95.6	93.7	(20.5)	73.6	$0.31

**	Using 236.7 M diluted shares

Three months ended December 31,2010 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	286.0	189.0	50.8	45.4	(9.1)	36.3	$0.15

Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.4	6.6	7.1	1.0	8.1	0.03
Purchased intangibles amortization	—	15.8	21.4	21.4	(7.5)	13.9	0.06
Share-based compensation	—	0.3	3.6	3.6	0.1	3.7	0.02

Total adjustments	—	16.5	31.6	32.1	(6.4)	25.7	0.11

Adjusted results	286.0	205.5	82.4	77.5	(15.5)	62.0	$0.26

**	Using 239.4 M diluted shares
*	Tables may contain rounding differences

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Twelve months ended December 31, 2011 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	1,169.7	749.8	99.6	96.2	(1.3)	96.0	$0.40

Adjustments:
Business integration, acquisition related and restructuring costs	—	9.6	101.5	101.5	(34.8)	66.7	0.28
Purchased intangibles amortization	—	70.2	96.9	96.9	(32.9)	64.0	0.27
Share-based compensation	—	1.7	19.5	19.5	(4.2)	15.3	0.06

Other non-recurring income and expense	—	1.2	2.1	(8.5)	0.9	(7.6)	(0.03)

Total adjustments	—	82.7	220.0	209.4	(71.0)	138.4	0.58

Adjusted results	1,169.7	832.5	319.6	305.6	(72.3)	234.4	$0.98

**	Using 239.1 M diluted shares

Twelve months ended December 31, 2010 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	1,087.4	715.6	188.5	173.1	(28.8)	144.3	$0.60

Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	1.3	20.8	20.6	(8.1)	12.5	0.05

Purchased intangibles amortization	—	61.8	85.3	85.3	(30.1)	55.2	0.23

Share-based compensation	—	0.9	13.6	13.6	(2.9)	10.7	0.05

Total adjustments	—	64.0	119.7	119.5	(41.1)	78.4	0.33

Adjusted results	1,087.4	779.6	308.2	292.6	(69.9)	222.7	$0.93

**	Using 240.5 M diluted shares
*	Tables may contain rounding differences